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                                                                      Exhibit 16


Office of the Chief Accountant
SECPS Letter File
Securities and Exchange Commission
Mail Stop 9-5
450 Fifth Street, N.W.
Washington, DC  20549

Gentlemen:

We were the previous principal accountants for Pacific Research & Engineering Corporation (Registrant). On March 18, 1999, we reported on the consolidated financial statements of Pacific Research & Engineering Corporation as of and for the years ended December 31, 1998 and 1997.

On May 6, 1999, Mr. Blake F. Clark, president and CEO notified our firm that by action of the Board of Directors we had been dismissed as Pacific Research & Engineering Corporation's principal accountant. There have been no disagreements concerning accounting principals or disclosures. We have read item 4 of the Registrant's Form 8-K and agree with the content.


Very Truly Yours,


/s/  Harlan & Boettger, LLP

May 7, 1999